Exhibit 99.1

Haidian District People’s Court in Beijing Issues Injunction Order Restraining Aihua Pan from Using Business License and Corporate Seal of Sinovac Beijing

Interim Injunction Order Restrains Mr. Aihua Pan from using business license and corporate seal of Sinovac Beijing obtained with documents containing forged signature of Mr. Weidong Yin and forged corporate seal of Sinovac HK

December 12, 2018 04:35 PM Eastern Standard Time

BEIJING--(BUSINESS WIRE)--Sinovac Biotech Ltd. (“Sinovac” or the “Company”) announced that the People’s Court in Haidian District, Beijing (the “Court”), has issued an interim injunction order restraining Mr. Aihua Pan from using or authorizing others to use the business license, corporate seal (No.: 1101081347485), contract seal and invoice seal of the Company’s subsidiary, Sinovac Biotech Co., Ltd (“Sinovac Beijing”), that were improperly obtained by him.

On December 11, 2018, the injunction order titled “Civil Judgment and Notice Ordering Assistance in Enforcement [(2018) Jing 0108 Min Chu No. 53521]”, was served by the Court to the Haidian Branch of the Beijing Municipal Administration for Industry and Commerce. The Court also served the order to certain banks where Sinovac Beijing maintains accounts.

According to filings made to the court by Sinovac Beijing, on May 10 and May 14 of 2018 Mr. Aihua Pan made the false claim to certain government agencies that Sinovac Beijing’s business license, official corporate seal, financial seal, contract seal and invoice seal had been lost. He applied for the re-issuance of Sinovac Beijing’s business license with documents containing the forged signature of Mr. Weidong Yin and the forged corporate seal of Sinovac Biotech (Hong Kong) Limited (“Sinovac HK”). Mr. Pan subsequently obtain a re-issued business license of Sinovac Beijing based on the false claim. Mr. Aihua Pan further obtained Sinovac Beijing’s corporate seal (No.: 1101081347485), contract seal and invoice seal by using the re-issued business license based on the false claim. In order to prevent Pan Aihua from entering into any contract or taking any other action in the name of Sinovac Beijing with the business license or seals issued based on the false claim, Sinovac Beijing made an application to the Court. The Court determined that Sinovac Beijing’s application was in accordance with the law and therefore issued the interim injunction order described above that is to remain in effect until the Court issues a final ruling on the litigation initiated by Sinovac Beijing.

As referenced by the Court in the order described above, the Board of Directors of Sinovac Beijing held a board meeting on September 5, 2018 during which the Sinovac Beijing Board reviewed the series of acts that had been carried out by Mr. Aihua Pan and others during 2018 to undermine the rights and interests, and interrupt the normal production and operational order, of Sinovac Beijing. At that meeting, the Sinovac Beijing Board determined to remove Mr. Aihua Pan as Chairman and legal representative of Sinovac Beijing. Pending the appointment of a new Chairman and legal representative of Sinovac Beijing, the Sinovac Beijing Board also determined that Mr. Weidong Yin, deputy general manager and a board member of Sinovac Beijing, be appointed as vice chairman of the board and perform, on an acting basis, all the duties of the Chairman and legal representative of Sinovac Beijing.

As described in a press release issued by the Company on November 29, 2018, the High Court of the Hong Kong Special Administrative Region (“Hong Kong High Court”) had, on November 28, 2018, granted a permanent injunction order in favor of the lawful directors of Sinovac Hong Kong, Mr. Yin Weidong and Ms. Wang Nan and against Mr. Li Pengfei (“Mr. Li”) and Mr. Cao Jianzeng (“Mr. Cao”), ordering that, among other things, the unauthorized documents regarding Sinovac HK illegally filed with the Hong Kong Companies Registry be removed from the Registry (the “Hong Kong Order”). Mr. Cao and Mr. Li subsequently filed a Notice of Appeal with the Hong Kong High Court. They have also applied to the Hong Kong High Court for a stay of execution of the Hong Kong Order pending the determination of the appeal (the “Stay Application”). On December 4, 2018, the Hong Kong High Court directed that the Stay Application will be heard on January 18, 2019, and that the execution of the Hong Kong Order will be stayed until that date.

The Board of Directors and management of Sinovac continue to vigorously protect the rights of all shareholders in all applicable courts.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

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This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

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